[Northern Tier Energy Letterhead]

April 20, 2012

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Northern Tier Energy LLC

Northern Tier Finance Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed February 10, 2012

File No. 333-178458

Dear Mr. Schwall:

Set forth below are the responses of Northern Tier Energy LLC and Northern Tier Finance Corporation (collectively, the “Company,” “we,” “us” or “our”), to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 28, 2012 (the “Letter”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Form S-4”), filed February 10, 2012. The Letter set forth certain comments with respect to Northern Tier Energy, Inc.’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-178457), filed on February 10, 2012 (the “Form S-1”). Our responses as set forth herein are intended to address the Staff’s comments as they relate to the Form S-4.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Form S-4 (the “Form S-4 Amendment”). For your convenience, we will hand deliver three full copies of the Form S-4 Amendment, as well as three copies of the Form S-4 Amendment that are marked to show all changes made since the filing of Amendment No. 1 to Form S-4.

In addition, we note that we have filed the Company’s Amended and Restated Crude Oil & Supply Agreement with J.P. Morgan Commodities Canada Corporation in redacted form as Exhibit 10.9 to the Form S-4 Amendment. We have concurrently filed a request for confidential treatment for certain redacted portions of that agreement with the Office of the Secretary of the Commission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Securities and Exchange Commission

April 20, 2012

Amendment No. 1 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

Description of Our Indebtedness, page 108

Senior Secured Asset-Based Revolving Credit Facility, page 108

1.    We note your response to comment 13 in our letter dated January 9, 2012, and we re-issue the comment in part. Please describe in greater detail the restrictions on your ability to incur additional indebtedness. Please also disclose for illustrative purposes the calculation of your fixed charge coverage ratio as of a recent date.

RESPONSE:

We acknowledge the Staff’s comment and have provided additional disclosure describing in greater detail the restrictions on our ability to incur additional indebtedness. In addition, we have provided a calculation of our fixed charge coverage ratio as of December 31, 2011. Please see page 58 of the Form S-4 Amendment.

Certain Relationships and Related Person Transactions, page 171

Industry and Market Data, page ii

2.    We note your discussion of a “minimum annual fee of $2 million.” Please clarify whether this is the same as the “Minimum Fee” of $500,000 per fiscal quarter specified in Section 2(b) of the Amended and Restated Management Services Agreement.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to clarify that the minimum annual fee of $2 million is the “Minimum Fee” of $500,000 per fiscal quarter specified in Section 2(b) of the Amended and Restated Management Services Agreement. Please see page 135 of the Form S-4 Amendment.

3.    We note the following statement on page 175: “Northern Tier Energy LLC will also pay ACON Management and an affiliate of TPG Capital specified success fees in connection with advice they provide in relation with certain corporate transactions.” We also note the provisions in the Amended and Restated Management Services Agreement concerning a “Subsequent Fee” (Section 2(c)) and a “Success Fee” (Section 2(d)). Please disclose whether you will pay to ACON and TPG in connection with this offering the fees specified in Sections 2(c) and/or 2(d). Also disclose any applicable fees, including an estimate of the amount, in your Prospectus Summary section where you discuss your relationship with ACON and TPG and in your Use of Proceeds section.

Securities and Exchange Commission

April 20, 2012

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to indicate that we will not pay any fees to ACON or TPG in connection with the exchange offer. Please see page 135 of the Form S-4 Amendment.

*    *    *    *    *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours, NORTHERN TIER ENERGY LLC

By:	/S/ PETER T. GELFMAN
Name:	Peter T. Gelfman
Title:	Vice President, General Counsel and Secretary

Cc:	Douglas McWilliams, Vinson & Elkins L.L.P.

Brenda Lenahan, Vinson & Elkins L.L.P.

Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP